Two International Place
Boston, MA 02110
Telephone: (617) 482-8260
Telecopy: (617) 338-8054

March 25, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

     Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

     On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of Rider 14 to the joint fidelity bond to decrease the Limit of Liability to $68,000,000.
(ii)	a certified copy of the resolutions of a majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond amendment.
(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2008 to September 1, 2009;
(iv)	a statement as to the period for which premiums have been paid; and
(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

     If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 598-8106 or fax (617) 338-8054.

Sincerely, /s/ Janet E. Sanders Janet E. Sanders Secretary

Schedule A

The Wright Managed Income Trust, a series fund consisting of:

  Wright Current Income Fund
  Wright Total Return Bond Fund

The Wright Managed Equity Trust, a series fund consisting of:

  Wright International Blue Chip Equities Fund
  Wright Major Blue Chip Equities Fund
  Wright Selected Blue Chip Equities

A-1